Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

Betting on the Digital Gaming Market

With a worldwide pandemic raging, industries that were already moving toward digital applications have accelerated the process. People now grab their mobile device for everything from ordering groceries to buying cars — and the trend isn’t likely to end any time soon. The founders of Lottery.com (Profile) recognized the shifting trends years ago and were first movers to address the untapped global lottery market. The company uniquely combines blockchain with other cutting-edge technology to offer at-home lottery participation and aims to capture a lion’s share of huge lottery and sports betting markets. Now the company is timing its entry into the public markets with another hot trend: investor appetite for special purpose acquisition companies, or SPACs. The entire gambling and gaming industry is likely to explode as the pandemic subsides and the economy gets its legs back. DraftKings Inc. (NASDAQ: DKNG) used the SPAC path to go public last April, and traditional casinos are expecting revenue resurgence post-pandemic, with companies such as Bally’s Corporation (NYSE: BALY), MGM Resorts International (NYSE: MGM) and Penn National Gaming Inc. (NASDAQ: PENN) all eager for a return to normalcy.

●	The global lottery market is valued at $398 billion, more than the worldwide SaaS, video games and film industries combined.
●	Lottery.com, one of the foremost brands in global lottery data, is planning to go public via a SPAC reverse merger transaction.
●	The company offers a suite of high-margin lottery products, with operations in 12 U.S. states and quickly expanding internationally.
●	Management forecasts gross revenue of $71 million in 2021, $279 million in 2022 and $571 million in 2023.

Click here<https://cdn.networkwire.news/606c95e123d904.36481009_kqonfiejgplmh.png> to view the custom infographic of the Lottery.com editorial.

Mind-Boggling Market

Words such as huge or massive are often tossed around to describe a market’s size, and rightfully so — it would be a disservice to call the $138 billion global video games or $158 billion Software-as-a-Service (SaaS) sectors anything less. Still, it begs the question of what adjective accurately describes the $398 billion global lottery market, which is larger than the worldwide video games and SaaS markets combined? Mind boggling comes to mind especially when considering the global lottery market is forecast to reach $625 billion in 2025. Despite the size, it’s a market that investors have little exposure to presently.

Even with its scale, the lottery market is particularly unique. Competition is relatively scant due to the difficulty of breaking the long-held paradigm of buying tickets at a retail point of sale. Currently less than 3% of global lottery sales are online. That’s only about $12 billion market penetration into a nearly $400 billion industry. A digital transformation seems inevitable, one that aligns with the online sports betting market where 82% of all activity is online.

High-Margin Product Suite

An innovator in blockchain, Lottery.com is leading the digital transformation by building a premier global marketplace for games of chance. Already one of the most recognized and trusted brands in the space, Lottery.com is a premier provider of global lottery data with a diverse product offering, underscoring current revenues and projections for strong upcoming cash flow. The company’s online platform and mobile application allow users to play state-sanctioned lottery games from their home or on the go in the United States and internationally. In 2020, Lottery.com sold more than one million Powerball and Mega Millions tickets across 148 countries worldwide, a milestone in the company’s rapid expansion.

Lottery.com is working in conjunction with states to steadily bring the lottery into the digital age, a necessity realized by lottery officials amid covid lockdowns (https://www.nnw.fm/RccUo). So far, Lottery.com operates in 12 states, with expectations to add at least six more in 2021 and to be operational in 34 states by the end of 2023. The company’s technology is turnkey, utilizing blockchain as a digital ledger , while allowing people to quickly play from a selection of sanctioned games, check winning numbers and jackpot totals, and even be notified of winnings which can be collected directly within the app (in accordance with state laws). Consumers keep 100% of the winnings, just like in a retail setting.

Lottery.com derives revenue primarily from revenue service fees paid by app users and subscription fees for lottery data access from digital publishers and other data consumers. The company has established itself as a top lottery data service provider, with 400+ customers that include the likes of Google and Amazon. Lottery.com charges a subscription fee to its data clients plus a per record fee for certain data sets that translates to an eye-popping 75% - 95% margin.

The company has a spectrum of other business-to-consumer (B2C) and business-to-business (B2B) products that range in margin from 17% to 54%. These include a robust API platform for selling lottery tickets, domestic and international lotteries, international games, charitable sweepstakes and an innovative user subscription program that provides premium market data and exclusive, members-only lottery pools.

The Upcoming SPAC

Lottery.com (planned NASDAQ ticker LTRY) is planning to go public through an imminent merger with the SPAC Trident Acquisitions Corp. A SPAC company raises money through an IPO exclusively for the purpose of acquiring or merging with a privately held company and bringing it public. These blank-check companies are the hottest trend on Wall Street, with celebrities to billionaire investors all joining the mix as a quick route to enter the public domain. According to Business Insider, $166 billion in SPAC deals took place in Q1 2021, more than all of 2020.

With a management team featuring successful serial entrepreneurs uniquely positioned in the lottery market, Lottery.com has attracted an impressive list of investors and advisors. The list includes, among others, Senator Mark Lipparelli (former chairman of Nevada Gaming Control Board and current chairman of Galaxy Gaming) and Paraag Marathe, president of the San Francisco 49ers Enterprises. These heavy hitters are betting big on the digital gaming market.

A Technology Play with a Do-Good Benefit

In the way that Apple is a tech company rather than a computer maker, so goes it for Lottery.com. The company is growing revenue through its suite of services (effectively an e-commerce platform) and data library rooted in next-generation blockchain technology securing it all. The numbers speak to the success being achieved, with gross revenue rising at a compound annual growth rate of 363% from 2016 to 2020 as foundation was put in place. Looking ahead, management forecasts gross revenue of approximately $71 million this year, $279 million in 2022 and $571 million in 2023.

Lottery.com built and recently launched WinTogether, a program that allows players to donate to qualified causes and get entered into sweepstakes to win luxury prizes or once-in-a-lifetime experiences. For instance, the inaugural campaign supported the Time for Trees(R) initiative where a participant could win a Tesla Cybertruck.

Expectations are that the trend toward digital applications will continue accelerating well past the pandemic. Already on an upswing with enormous growth projections, the digital gaming markets appear to be a winning ticket. It just might be time to bet on it.

Polishing the Edges

Last year — 2020 — was a year that will be talked about for decades. If nothing else, it identified potentially every pain point a company could experience, from operational efficiencies to overlooked business segments that aren’t keeping pace with changing demographics and consumer demand. Most consumer-facing companies languished but adjusted to weather the storm and hopefully see a rebound in 2021.

DraftKings Inc. (NASDAQ: DKNG) is well positioned not only because sporting events are returning to full schedules and re-opening economies giving people a little extra cash to play with, but wider legalization of online sports betting is also anticipated. The company has recently launched in Virginia and Michigan and is certainly watching as 19 state legislatures have introduced legislation to legalize online sports betting. There is a reason DraftKings recently raised its 2021 revenue guidance.

Bally Corporation (NYSE: BALY) president and CEO George Papanier recently called 2020 a “truly remarkable” year for his company, which only suffered a small net loss despite the coronavirus pandemic shutdowns and storm damage from Hurricane Zeta at its Hard Rock Biloxi. Several moves were made to strengthen the company for 2021 and going forward, including the pending acquisition of Bet.Works and closing the acquisitions of the Bally’s Atlantic City Hotel & Casino and the Eldorado Resort Casino Shreveport, as well as opening its first FanDuel Sportsbook.

MGM Resorts International (NYSE: MGM) is coming out of the pandemic stronger than before, focusing on the future while overcoming the obstacles. The international hotel and casino juggernaut was hit hard during Q4, with consolidated net revenues slumping 53% year-over-year to $1.5 billion. CEO Bill Hornbuckle is confident in the recovery of Las Vegas and Macau markets, as well as the future of BetMGM, the company’s sports betting and iGaming app that is expanding across the United States

Penn National Gaming Inc. (NASDAQ: PENN), owner of the wildly popular Barstool Sports franchise, was another prime example of a company trending the right way before getting derailed by COVID-19-related shutdowns in strong markets. In addition to its hotel and casino operations, its Barstool Sports media business should not be overlooked. This is a dominant brand among younger generations with more than 52 million followers on Instagram and another 53 million between TikTok and Twitter. The loyal followers are showing up at retail sportsbooks being rebranded under the Barstool moniker.

While analysts pay plenty of attention to the online gambling markets, it seems only a matter of time before a growing choir of voices starts to muse about the opportunity in the lottery space, a little-recognized market with global scale and reach. As digital lottery operations gain global traction, it may well be time to place a bet on the future of gaming.

For more information about Lottery.com, please visit Lottery.com.

Forward Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this presentation, regarding the proposed business combination between Trident and Lottery.com, Trident and Lottery.com’s ability to consummate the transactions, the benefits of the transactions, Lottery.com’s estimated growth, operational and state expansion, and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Lottery.com disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. Lottery.com cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Trident or Lottery.com. In addition, Lottery.com cautions you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Trident or Lottery.com following announcement of the proposed business combination; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Trident, or other conditions to closing in the business combination agreement; (iv) the risk that the proposed business combination disrupts Lottery.com’s current plans and operations as a result of the announcement of the transactions; (v) Lottery.com’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Lottery.com to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) risks related to the rollout of Lottery.com’s business and the timing of expected business milestones; (viii) Lottery.com’s dependence on obtaining and maintaining lottery retail licenses or consummating partnership agreements in various markets; (ix) Lottery.com’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and Lottery.com’s accounting staffing levels; (x) the effects of competition on Lottery.com’s future business; (xi) risks related to Lottery.com’s dependence on its intellectual property and the risk that Lottery.com’s technology could have undetected defects or errors; (xii) changes in applicable laws or regulations; (xiii) the COVID-19 pandemic and its effect on Lottery.com and the economy generally; (xiv) risks related to disruption of management time from ongoing business operations due to the proposed business combination; (xv) risks relating to privacy and data protection laws, privacy or data breaches, or the loss of data; and (xvi) the possibility that Lottery.com may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this press release materialize or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Trident has filed and will file from time to time with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Trident’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Participants in the Solicitation

Trident and its directors and officers may be deemed participants in the solicitation of proxies of Trident’s shareholders in connection with the proposed business combination. Lottery.com and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Trident’s executive officers and directors in the solicitation by reading Trident’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the Proxy Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Trident’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.